Mail Stop 3561

December 28, 2007

<u>Via Fax & U.S. Mail</u>

Ms. Claudia Zaman
Chief Financial Officer
27430 Riverside Lane
Valencia, CA 91354

   Re: **Crown Partners, Inc.**
      Form 10-KSB for the year ended December 31, 2006
      Filed April 17, 2007
      File No. 033-11986-LA

Dear Ms. Zaman:

   We have reviewed your letter dated December 27, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-KSB for the year ended December 31, 2006</u>

<u>Notes to the Financial Statements</u>

<u>Note 6. Settlement of Liabilities</u>

1. We note from your response to our prior comment 1 that you reference a Stock Purchase and Sale Agreement as Exhibit 1 to the response. However, it does not appear that Exhibit 1 is included with the response letter as submitted on EDGAR. Please file Exhibit 1 as correspondence on EDGAR or remove this reference to an exhibit.

Note 12. Sale of Equity Investment

2. As previously requested, please tell us how you calculated or determined the amount of gain of $124,511 to be recognized in 2006 (as opposed to the $440,000 gain recognized in 2005) upon sale of the NHT shares (both the 905,438 shares received in 2005 and the 22,800 shares retained) and tell us where that gain is recorded on the statement of operations. As part of your response, please tell us the nature and amount of the consideration received as of the date of sale of the remaining shares of NHT in 2006.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief